Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following is an article published on www.tradewindsnews.com.

Fredriksen leaves door ajar for DHT counter

Frontline chairman John Fredriksen says new offer for rival will not be rushed - but is not off the table entirely.

February 8th, 2017 15:42 GMT

by Trond Lillestolen and Andy Pierce
Published in TANKERS

John Fredriksen will not be rushing in with another bid for DHT Holdings but he is tantalizingly leaving the door open for a second approach.

Fredriksen's Frontline saw a $475m all-shares offer shot down by DHT, with the target's board saying the package on the table was "wholly inadequate".

Fredriksen says Frontline does not have any intention of increasing the offer, at "least not for now".

Frontline bought a 16% stake in DHT before launching the move last week.

Fredriksen suggests he is open to buying more shares in the market, however this would trigger the poison pills introduced by DHT after Frontline had shown its initial hand.

Frontline is primarily interested in DHT's fleet of 19 modern VLCCs which have an average age of just six.

Since the first offer became public DHT has revealed an order for two 319,000-dwt tankers at Hyundai Heavy Industries (HHI) at between $80m and $82m.

Erik Lind, chairman of DHT, said in a statement last Sunday: "We believe that Frontline's proposal substantially undervalues our company and represents an opportunistic attempt to acquire DHT at a low point in the cycle."